UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021 (No.2)

Commission File Number 001-37846

QUOIN PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___________

EXPLANATORY NOTE

Completion of Merger

On October 28, 2021, Quoin Pharmaceuticals, Ltd., formerly known as Cellect Biotechnology Ltd. (the “Company”), completed the business combination with Quoin Pharmaceuticals, Inc., a Delaware corporation (“Quoin”), in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of March 24, 2021 (the “Merger Agreement”), by and among the Company, Quoin and CellMSC, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), (the Merger Agreement”), pursuant to which Merger Sub merged with and into Quoin, with Quoin surviving as a wholly-owned subsidiary of the Company (the “Merger”). Immediately after completion of the Merger, the Company changed its name to “Quoin Pharmaceuticals, Ltd.”

Under the terms of the Merger Agreement, the Company issued ordinary shares to the holders of common stock of Quoin. Immediately after the Merger, there were approximately 3,338,430,800 ordinary shares outstanding (including 1,505,151,200 ordinary shares represented by 3,762,878 American Depositary Shares (ADS) which have been delivered into an escrow account for the benefit of Altium Growth Fund LP (the “Investor”) as per the terms of a securities purchase agreement with them). Pursuant to the terms of the Merger Agreement, the former holders of common stock of Quoin (including the Investor) owned in the aggregate approximately 88% of the ordinary shares, with the Company’s stockholders immediately prior to the Merger owning approximately 12% of the ordinary shares. The number of ordinary shares issued to the holders of Quoin common stock for each share of Quoin common stock outstanding immediately prior to the Merger was calculated using an exchange ratio (the “Exchange Ratio”) of approximately 12.0146 ordinary shares for each share of Quoin common stock.

The ordinary shares issued to the former holders of common stock of Quoin (including the Investor) and the ordinary shares deposited into an escrow account for the benefit of the Investor were registered with the Securities and Exchange Commission (the “SEC”) on a Registration Statement on Form F-4 (Reg. No. 333-257144), as amended and supplemented (the “Registration Statement”).

The American Depositary Shares (ADS) listed on the Nasdaq Capital Market previously traded through the close of business on October 27, 2021 under the ticker symbol “APOP,” commenced trading on the Nasdaq Capital Market, under the ticker symbol “QRNX” on October 29, 2021. Each ADS represents 400 ordinary shares of the Company. The ordinary shares have a new CUSIP number, 74907L102.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement that was filed as Exhibit 2.1 to the Company’s Report of Foreign Issuer on Form 6-K filed with the SEC on March 24, 2021.

On October 28, 2021, the Company issued a press release announcing the completion of the Merger. A copy of the press release is filed herewith as Exhibit 99.1 and incorporated herein by reference.

Change in Control of the Company

In accordance with the Merger Agreement, on October 28, 2021, at the effective time of the merger (the “Effective Time”), each of the directors of the Company (other than the Company’s external directors) resigned from the Board, and effective as of the Effective Time, the following individuals were appointed to the Board: Michael Myers, Denise Carter, Joseph Cooper, Natalie Leong, Mike Sember and James Culverwell whose terms expire at the Company’s next annual meeting of stockholders.

Resignations of Executive Officers and Directors

In accordance with the Merger Agreement, on October 28, 2021, at the Effective Time, (i) Abraham Nahmais resigned as Chairman of the Board; (ii) Shal Yarkoni resigned as Chief Executive Officer; (iii) Amos Ofer resigned as Chief Operating Officer; (iv) David Braum resigned from the Board and any respective committees and (v) Yali Sheffi resigned from the Board and any respective committees, which resignations were not the result of any disagreements with the Company relating to the Company’s operations, policies or practices.

Appointment of Certain Officers

In accordance with the Merger Agreement, on October 28, 2021, the Board appointed the following officers of the Company, effective at the Effective Time: Dr. Michael Myers, as Chief Executive Officer; and Denise Carter as Chief Operating Officer.

Dr. Michael Myers, 59, co-founded Quoin in March 2018 and has served as Chief Executive Officer since inception. Dr. Myers has more than 30 years of industry experience in the drug delivery and specialty pharmaceutical sectors. He has served CEO of Innocoll, Inc. and was responsible for taking that company public in 2014. He has also served as president of the drug delivery division of West Pharmaceutical Services, president of pharmaceutical operations for Fuisz Technologies (Biovail) and has held executive positions in Flamel Technologies and Elan Corporation. Dr. Myers earned his Ph.D. in Chemistry from the University College Cork. Dr. Myers serves on the Board of Directors of Sonoran Biosciences.

Denise Carter, 52, co-founded Quoin in March 2018 and has served as Chief Operating Officer since inception Ms. Denise Carter has over 30 years of experience in the drug delivery and specialty pharmaceutical industries. Prior to Quoin, Ms. Carter was executive vice president of business development and corporate affairs at Innocoll, Inc., vice president of business development of the drug delivery division of West Pharmaceuticals, and she has held executive positions at Eurand and Fuisz Technologies (Biovail.) Ms. Carter earned her MBA from Wharton School of Business, University of Pennsylvania and a B.S. in Chemistry from the College of William and Mary.

Appointment of Directors

In accordance with the Merger Agreement, on October 28, 2021, effective at Effective Time, the following individuals were appointed to the Board as directors:

Michael Myers, 59, Chairman and director — See description under “Appointment of Certain Officers”.

Denise Carter, 52 — See description under “Appointment of Certain Officers”.

Joseph Cooper, 63, Mr. Cooper brings more than 30 years of experience in operational, corporate development and general management roles within the pharmaceutical industry. He currently serves Chief of Strategy and Corporate Development for Resonea, Inc. and as Principal for Boulder Cove, LC. Previously he has held a series of general management, operational and strategic roles within pharmaceutical companies including serving 15 years as Executive Vice President of Corporate Development with Medicis Pharmaceutical and previously with Schein Pharmaceuticals and GD Searle. Mr. Cooper brings a wealth of experience in building specialty pharmaceutical companies through a combination of organic growth and acquisition. A broadly experienced general manager, he has executive leadership experience in clinical research, product development, supply chain, business development, corporate strategy, corporate partnership, and investor relations. He has a range of therapeutic experience including dermatology, aesthetics, allergy, sleep apnea, stroke, and orphan drug products. Additionally, he has a significant governance expertise through public and private board of directors’ roles. Mr. Cooper actively leads and supports community and philanthropic concerns. He is a founding board member of First Place AZ, a newly formed nonprofit dedicated to developing new housing options for adults with autism and related disorders and has served as a past board member and chair of the Research and Medical Affairs Committee for the Southwest Autism Research & Resource Center. Mr. Cooper holds an MBA from the WP Carey School of Business at Arizona State University and a BA from Northeastern Illinois University. He serves on the board of Sonoran Biosciences, and has previously served on the board of Bioenvision and as a board observer for several specialty pharmaceutical companies. He also serves as a commercial partner of Tech Launch Arizona, the technology advancement arm of the University of Arizona.

James Culverwell, 65, Mr. Culverwell was for 25 years a leading healthcare investment analyst, formerly SVP and Global Coordinator Healthcare at Merrill Lynch. He is currently chairman of HOX Therapeutics, a company involved in prostate cancer research. He also serves on the board of directors of Safeguard Biosystems, a high throughput molecular diagnostics company. He has been a non-executive director in early stage life science companies, both private and public, including Innocoll, Atlantic Healthcare, ToHealth, Bioco, and Amryt Pharmaceuticals. He received an MSc with honors from the University of Aberdeen.

Dennis H. Langer, 70, Dr. Langer is a Director of Myriad Genetics, Inc., Dicerna Pharmaceuticals, Inc., Pernix Therapeutics Holdings, Inc., and several private health care companies. He has served as a Director of several public and private biotechnology, specialty pharmaceutical and diagnostic companies, including Sirna Therapeutics, Inc. (acquired by Merck & Co., Inc.), Ception Therapeutics, Inc. (acquired by Cephalon, Inc.), Transkaryotic Therapies, Inc. (acquired by Shire plc), Pharmacopeia, Inc. (acquired by Ligand, Inc.), Cytogen Corporation (acquired by EUSA Pharma, Inc.) and Delcath Systems, Inc. He was a Managing Partner at Phoenix IP Ventures, LLC from 2005-2010. From 2004-2005, he was President, North America for Dr. Reddy’s Laboratories, Inc. Dr. Langer was with GlaxoSmithKline from 1994-2004, where he served as Senior Vice President, Project, Portfolio and Alliance Management, Senior Vice President, Product Development Strategy, and Senior Vice President, Healthcare Services R&D. He also served as President and CEO at Neose Technologies, Inc. from 1991-1994. Previously, Dr. Langer held R&D and marketing positions at Eli Lilly, Abbott, and Searle. Dr. Langer is a Clinical Professor in the Department of Psychiatry at Georgetown University School of Medicine. He was Chief Resident in Psychiatry at Yale University School of Medicine and held clinical fellowships at Harvard Medical School and the National Institutes of Health. Dr. Langer serves on the Dean’s Advisory Board of Harvard Law School. He received an M.D. from Georgetown University School of Medicine, a J.D. (cum laude) from Harvard Law School, and a BA. in Biology from Columbia University.

Natalie Leong, 36, Ms. Leong has been Head of Finance for LoanStreet since October 2019. In this and other advisory roles for start-ups, Ms. Leong specializes in valuation, financial modeling, financial operations and internal controls. Ms. Leong has worked with companies across Asia, Australia, Europe and the US in valuation and implementation of transactions through sale, IPO, float and raising capital from various sources. She has broad experience analyzing business plans, performing market analyses, preparing financial projections and developing valuation models to advise clients throughout the process of equity transactions, mergers and acquisitions and corporate restructurings. From May 2016 to July 2019, Ms. Leong served as the lead for the Asset Liability Committee for the US at RBC Capital Markets, liaising with Heads of businesses, US CFO, US CRO, and US Treasurer and authoring the CFO’s presentation to the Board. In this role, she established a special project team to develop the IHC framework and built governance controls to manage key risks across various regulatory environments. In addition, she led FPA for fixed income and origination businesses. From October 2011 to May 2016, Ms. Leong worked as the VP of Capital Insights at National Australia Bank. During these years, Ms. Leong managed and presented at the Group Capital Committee (Group and Divisional CFOs, Treasurer, MD M&A, MD Credit). She also used organic and inorganic ways to optimize capital usage and returns, including advising the CFO on valuation and internal execution implications of three deals: Great Western, Clydesdale Bank & Yorkshire Bank, MLC Life Insurance. From February 2008 to October 2011, Ms. Leong specialized in internal controls across retail, corporate and wholesale banking at National Australia Bank. Ms. Leong earned her MBA at The Wharton School, University of Pennsylvania. She earned a B.Comm degree (Finance and Economics) and a B.A. degree (French and Literature) from the University of Melbourne in 2007.

Michael Sember, 71, Mr. Sember has over 40 years of global experience in the pharmaceutical industry. He is an accomplished executive, entrepreneur, leader and mentor. Sember has been the COO or CEO of five diverse companies ranging from drug discovery tools providers to therapeutically focused biotechnology companies to medical devices. Mr. Sember has also been active as a consultant to numerous companies, as well as active in industry organizations and community affairs. Most recently he served as a mentor to companies formed from inventions discovered at the University of Arizona. Currently, Mr. Sember serves as the Chair of the Screening Panel and Board member for the Desert Angels, a Tucson based group of angel investors. Desert Angels was recently ranked as number 1 in the Southwest and number 8 in the Country based on deal activity. The foundation of Mr. Sember’s career was established at Marion Laboratories (later Marion Merrell Dow). Mr. Sember performed in a wide range of functions from sales to clinical research and later to R&D program management. Following Marion Merrell Dow, Mr. Sember was Executive VP of Corporate Business Development for Élan Corporation, responsible for strategic collaborations and mergers and acquisitions. Mr. Sember has extensive public and private board experience. He has broad experience in capital raises for both established and startup companies. Mr. Sember earned a Bachelor of Science degree from the University of Pittsburgh and an MBA from Rockhurst University.

Board Committees

Effective as of the Effective Time, the Company’s audit committee was comprised of James Culverwell (chair),Natalie Leong and Joseph Cooper, the Company’s compensation committee was comprised of James Culverwell, Michael Sember and Dennis Langer (chair) and the Company’s nominating committee was comprised of Joseph Cooper, Natalie Leong (chair) and Michael Sember. The Company’s audit committee charter was amended and restated on the closing date of the Merger and is attached hereto as Exhibit 10.3 and incorporated by reference. The Compensation Committee charter and Nominating committee charters were adopted on the closing date of the merger and are attached hereto as Exhibits 10.4 and 10.5, respectively and are incorporated herein by reference.

Director Compensation

Under our director compensation policy, which commenced in 2021, non-employee directors are entitled to receive the following cash compensation for their services:

●	each non-employee director receives an annual base retainer of $60,000.

●	each committee chairman receives an additional retainer of $15,000 for his or her service as a chairman.

●	each member of a standing committee receives an additional retainer of $5,000 for such service.

In addition to cash compensation, our non-employee directors are also entitled to equity awards under our director compensation policy. Each non-employee director who first joins us is automatically granted an inaugural award of options to purchase shares of Quoin common stock valued at $165,000. In addition, each non-employee director receives an annual award of options to purchase shares of Quoin common stock valued at of options valued at $60,000.

Non-employee directors who have joined the Quoin board subsequent to the execution of the Merger Agreement will receive their cash and equity compensation on a prorated basis.

Agreements with Certain Executive Officers

Pursuant to his employment agreement, dated January 1, 2017 (the “Myers Agreement”) which Agreement was assumed by the Company at the Effective Time, Dr. Myers is entitled to an annual base salary of $500,000, which accrues monthly until paid by Quoin. In addition, Dr. Myers is entitled to receive, subject to employment by Quoin on the applicable date of bonus payout, an annual target discretionary bonus of not less than 30% of his annual base salary, payable at the discretion of the board of directors. Pursuant to the Myers Agreement, Dr. Myers is also eligible to receive healthcare benefits as may be provided from time to time by Quoin to its employees generally, and to receive paid time off annually in accordance with Quoin’s policies in effect from time to time. Additionally, the Myers Agreement provides Dr. Myers with a monthly office allowance of $2,500 and a monthly automobile allowance of $1,500.

Pursuant to her employment agreement, dated January 1, 2017 (the “Carter Agreement”), which Agreement was assumed by the Company at the Effective Time, Ms. Carter is entitled to an annual base salary of $400,000, which accrues monthly until paid by Quoin. In addition, Ms. Carter is entitled to receive, subject to employment by Quoin on the applicable date of bonus payout, an annual target discretionary bonus of not less than 30% of her annual base salary, payable at the discretion of the board of directors. Pursuant to the Carter Agreement, Ms. Carter is also eligible to receive healthcare benefits as may be provided from time to time by Quoin to its employees generally, and to receive paid time off annually in accordance with Quoin’s policies in effect from time to time. Additionally, the Carter Agreement provides Ms. Carter with a monthly office allowance of $2,500 and a monthly automobile allowance of $1,500.

The foregoing descriptions of the Myers Agreement and the Carter Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of the Koconis Agreement and the Consulting Agreement, respectively, which are incorporated herein by referenced into this Current Report on Form 8-K as Exhibits 10.1, and 10.2, respectively.

Related-Party Transactions

The following is a summary of transactions since January 1, 2019 and all currently proposed transactions, to which the Company has been a participant, in which:

●	the amounts exceeded or will exceed the lesser of $120,000 or one percent of the average of the company’s total assets at year-end for the last two completed fiscal years; and

●	any of its current directors, executive officers or holders of more than 5% of the respective capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

On October 2, 2020, the Company commenced an offering of convertible notes and warrants. From October through December 2020, the Company received an aggregate of approximately $910,000 in the initial bridge financing, and issued 2020 Notes with an aggregate face value of $1,213,333. Approximately 22% of the initial bridge financing was received from parties who are related to or affiliated with members of the Company’s board of directors.

In 2019 and 2020, the Company borrowed funds from Dr. Myers and Ms. Carter in order to cover certain operating expenses, as follows:

Year	Borrowed from Dr. Myers	Borrowed from Ms. Carter
2019	$140,657	$64,011
2020	$5,795	$14,522

Other than the foregoing, since January 1, 2019, Quoin has not been a participant in any transactions in which (i) the amounts exceeded or will exceed the lesser of $120,000 or one percent of the average of Quoin’s total assets at year-end for the last two completed fiscal years, and (ii) any of its current directors, executive officers or holders of more than 5% of the shares, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Quoin does not have a formal policy for the review, approval or ratification of related party transactions. Accordingly, the transactions discussed above were not reviewed, approved or ratified in accordance with any such policy.

Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

The Company held a special meeting of the Company’s stockholders on September 27, 2021. (the “Special Meeting”), in addition to approving the Merger and the issuance of ordinary shares pursuant to the Merger, the Company’s stockholders approved an amendment to the Company’s articles of association (the “Articles of Association”) to change the corporate name of the Company from “Cellect Biotechnology Ltd” to “Quoin Pharmaceuticals, Ltd.” (the “Name Change”).

Name Change

On October 28, 2021, in connection with the Merger, the Company filed an amendment to the Articles of Association with the [Israeli registrar] to effect the Name Change, which changed the Company’s name from “Cellect Biotechnology Ltd.” to “Quoin Pharmaceuticals, Ltd.” The Name Change did not alter the voting powers or relative rights of the ordinary shares.

On October 29, 2021, the trading symbol on the Nasdaq Capital Market for the American Depositary Shares (ADSs) was changed from “APOP” to “QNRX” to reflect the Name Change.

The foregoing description of the Name Change does not purport to be complete and is qualified in its entirety by reference to the complete text of the amendment to the Articles of Association that effected the Name Change, which is filed herewith as Exhibit 3.1, and incorporated herein by reference.

Quoin Private Placement Transaction

On October 28, 2021, the Company and Quoin completed a previously announced private placement transaction with the Investor for an aggregate purchase price of approximately $17.0 million (comprised of (x) approximately $5 million of senior secured notes issued in connection with the bridge loan that the Investor made to Quoin at the time of the execution of the Merger Agreement (the “Quoin Bridge Financing”), and (y) approximately $12 million in cash from the Investor whereby, among other things, Quoin issued to the Investor common stock of Quoin immediately prior to the Merger (the “Pre-Merger Financing”), pursuant to the Securities Purchase Agreement made and entered into as March 24, 2021, by and among the Company, Quoin and the Investor, as amended by that certain Amendment Agreement dated September 17, 2021 by and among the Company, Quoin and the Investor (collectively, the “Financing Purchase Agreement”).

At the closing of the Pre-Merger Financing, Quoin issued and sold to the Investor common stock of Quoin. In addition, under the Financing Purchase Agreement, as amended, the Company has agreed to issue on the one hundred thirty sixth (136th) trading day following the consummation of the Merger (i) Series A Warrants to purchase ADS (the “Series A Warrants”) (ii) Series B Warrants to purchase ADS (the “Series B Warrants”) and (iii) Series C Warrants to purchase ADS (“Series C Warrants” and, together with the Series A Warrants and Series B Warrants, the “Investor Warrants”).

In addition, pursuant to the terms of the Securities Purchase Agreement, dated as of March 24, 2021 between Quoin and the Investor, the Company will issue to the Investor, at the Effective Time warrants to purchase 1,238,429 ADS (the “Exchange Warrants”) at an exercise price of $3.98 per ADS in exchange of Warrants issued by Quoin to the Investor in connection with the Quoin Bridge Financing. The Exchange Warrants and ADSs underlying the Exchange Warrants were registered with the SEC on the Registration Statement.

The terms and conditions of the Pre-Merger Financing, including the Investor Warrants and Bridge Warrants, are described in the sections entitled “Securities Purchase Agreements--Equity Financing--Bridge Financing” in the Report of Foreign Issuer on Form 6-K filed with the SEC on March 24, 2021 and under that Report of Foreign Issuer on Form 6-K filed with the SEC on September 17, 2021.

The forms of the Investor Warrants and Exchange Warrants were previously filed as an exhibit to the Amendment Agreement filed as Exhibit 99.1 to the Report of Foreign Issuer filed on September 17, 2021 and are incorporated herein.

Financial Statements and Exhibits.

(a) Financial Statements of Business Acquired

Quoin’s audited financial statements for the year ended December 31, 2020 and the notes related thereto will be filed by amendment as soon as possible, but not later than January 11, 2022.

Quoin’s unaudited interim financial statements for the six months ended June 30, 2021, and the notes related thereto, will be filed by amendment as soon as possible, but not later than January 11, 2022.

(b) Pro Forma Financial Information

The Company’s unaudited pro forma condensed consolidated financial statements for the six months ended June 30, 2021 and for the year ended December 31, 2020 and the notes related thereto, will be filed by amendment as soon as possible, but not later than January 11, 2022.

Contingent Value Rights

Concurrently with the Merger, Cellect completed the sale of its subsidiary, Cellect Biotherapeutics Ltd., to EnCellX, Inc. (the “Share Transfer”) and entered into a Contingent Value Rights Agreement dated as of October 28, 2021 (the “CVR Agreement”).

Upon the closings of the Merger and Share Transfer, the holders of Cellect’s ordinary shares immediately prior to the Merger, including the Depositary for the Company’s American Depositary Shares (“ADS”), became entitled to one contingent value right (“CVR”) for each ordinary share outstanding.  Pursuant to the Deposit Agreement governing the ADS, the Depositary will distribute the CVRs pro rata to the holders of record of the ADS as of the close of business on October 27, 2021 (“Eligible ADS Holders”).  The date for distribution of the CVRs by the Depositary to Eligible ADS Holders will be November 5, 2021.

As described in the Company’s Proxy Statement dated August 10, 2021, for the Company’s special general meeting of shareholders, the receipt of CVRs may have income tax and other tax consequences for holders of the CVRs.  Each holder should consult with a tax advisor regarding the tax implications for such holder.  The CVR Agreement provides that each holder of CVRs will have the ability to abandon such holder’s CVRs at any time, at such holder’s option, by transferring such CVRs to the Company without consideration for such transfer.

The CVRs, when distributed, will be non-transferable, except in limited circumstances. The CVR Agreement provides that a holder of CVRs may not sell, assign, transfer, pledge, encumber, or otherwise dispose of such holder’s CVRs, other than pursuant to an abandonment (as described above) or another permitted transfer described in the CVR Agreement. Permitted transfers will include a transfer of one or more CVRs (i) by the Depositary to the Eligible ADS Holders (as described above); (ii) upon death by will or intestacy; (iii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (iv) made pursuant to a court order; (v) made by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; and (vi) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner.

The information in this Form 6-K, including the exhibit hereto, shall be incorporated by reference into the Company’s registration statements on Form S-8 (Registration Nos. 333-21847, 333-220015, 333-225003 and 333-232230) and on Form F-3 (333-21964 and 333-229083).

(d) Exhibits.

Exhibit No.	Exhibit
2.1	Agreement and Plan of Merger and Reorganization, dated March 24, 2021, by and among the Company, Quoin. and Merger Sub (filed as Exhibit 2.1 to Report of Foreign Issuer on Form 6-K as filed on March 24, 2021, and incorporated herein by reference)
3.1	Amendment to Articles of Association of the Company related to the Name Change (filed as Annex E to Exhibit 99.2 to Report of Foreign Issuer on Form 6-K as filed on August 13, 2021, and incorporated herein by reference)
4.1	Form of Series A/B/C Warrants (incorporated by reference to Exhibit 99.1 to Company’s Report of Foreign Issuer filed on September 17, 2021)
4.2	Form of Exchange Warrant (incorporated by reference to Exhibit 99.1 to the Company’s Report of Foreign Issuer filed with the SEC on September 17, 2021)
10.1	Myers Employment Agreement
10.2	Carter Employment Agreement
10.3	Audit Committee Charter
10.4	Compensation Committee Charter
10.5	Nominating Committee Charter
99.1	Press Release dated October 28, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2021	QUOIN PHARMACEUTICALS LTD.

	By:	/s/ Michael Myers
	Name:	Michael Myers
	Title:	Chief Executive Officer